

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

May 18, 2006

Mr. Yuval Cohen
Chief Executive Officer
Fortissimo Acquisition Corp.
14 Hamelacha Street
Park Afek, Rosh Ha'ayin 48901 Israel

> **Re:** **Fortissimo Acquisition Corp.**
> **Amendment 2 to Registration Statement on Form S-1**
> **File No. 333-131417**
> **Filed on April 21, 2006**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be sure that the marked version of the registration statement filed is accurate. For instance, footnote two on page 47 should have been marked but was not.

2.   We note your response to comment one of our letter dated April 7, 2006. The additional disclosure you have provided does not allow investors to easily access the information for which you base your claim of Israel's attractive environment. Please revise.

3.   We note your response to comment four and seven of our letter dated April 7, 2006. Please disclose in the prospectus the basis for your belief that you "offer a more viable and expeditious access to US equity markets" and that "the costs, risks and management disruption" of a traditional IPO make your business structure an attractive alternative. Explain the basis for your supplemental statement that "in contrast to a traditional IPO where there is always substantial market doubt as to the ability to consummate such an IPO, a target company merging with the Company can do so faster and with more likelihood of success than if such company were attempting to do an IPO on its own." Also, revise to explain the basis for the response that the expenses incurred by you and those in the business combination are less that those incurred by most companies of the size you are seeking that decide to go public. Also, you respond that "with regards to the dilution point . . . the founders of the company going public typically have purchased their shares at a huge discount." In any transaction with you, shareholders will have to bear the shares being purchased at a discount by both your initial shareholders and the target's founders. Revise your disclosure to take into account the dilution by two sets of founders.

4.   You also respond that investors in 2006 demand companies going public have more "significant revenues and earnings." You have no revenues or earnings. In fact, you have not disclosed that you are limited to companies that will have "significant revenues and earnings." Your response does not explain the basis for the implication that investors are more willing to invest in a shell that will acquire a company that does not "meet the revenue and/or profitability targets set by investors" but not the companies themselves. As such, we reissue comment seven.

5.   We note your response to comment five of our letter dated April 7, 2006. Considering management does not have expertise in another industry, revise to clarify how management would determine an opportunity is "attractive." It would appear that this would just increase the cost associated to shareholders if you have to seek assistance for every non-technology lead you receive.

6.   Because you have not limited yourself to the technology industry, please revise to remove the beneficial disclosure regarding the technology industry throughout this document as it is speculative and becomes moot should you acquire a company not in the technology industry.

7. We note your response to comment nine of our letter dated April 7, 2006. We reissue comment nine. The 19.99 percent is a ceiling that shareholders can convert their shares. However, our comment was seeking to understand if you can structure a business combination in which <u>less</u> than 19.99 percent of your stockholders are able to convert their shares. For instance, since it is a ceiling, can you structure a business combination in which only 5, 10, or 15 percent of your shareholders are able to convert?

Risk Factors, page 9

8. We note the disclosure in risk factor seven regarding third party claims against the trust account and provisions under Delaware General Corporation Law that apply even after liquidation. Please clarify whether you intend to comply with the procedures in Section 280 of Delaware General Corporation Law. If not, we note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ..., are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Section 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. Discuss those steps that must be taken to liquidate and dissolve the company. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

9. We note the disclosure in risk factor seven that your directors have agreed to be personally liable to ensure the proceeds in the trust account are not reduced. We are unable to locate the indemnification agreements. Please file as exhibits.

10. We note the disclosure throughout your registration statement that in the event of liquidation, all holders of common stock sold in this offering will be entitled to receive their portion of the amount held in trust ($5.73 per unit). Please expand and clarify why you believe it is appropriate to disclose such amount in light of the potential effect of Section 281(b) of Delaware General

Corporation Law and the impact the difficulty of enforcing judgments against the officers and directors (as stated in risk factor 45) on the indemnification by the directors.

11. Please disclose all steps the company has taken to confirm that your directors have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

12. Clearly state the risk to the company and/or investors in risk factor nine.

13. We note your supplemental response to comment 12 of our letter dated April 7, 2006. Please disclose in risk factor 13. We also reissue prior comment 12. Since the employment or consulting arrangements will be determined at the same time that a business combination is being negotiated, please explain the basis for the statement that "will not be a determining factor" in whether to proceed with a business combination. We may have further comment.

14. Please name the affiliated entities that may be considered as potential target businesses in risk factor 16. Specifically set forth the risk to the company and/or investors. Please explain whether management is aware of any potential business combination opportunities with any of the affiliated entities. Explain those circumstances that may result in the company considering an affiliated business. For instance, will they be considered in the initial search or only after other searches have not found a potential target business? Furthermore, we partially reissue prior comment 13 of our letter dated April 7, 2006. Please add disclosure elsewhere in the prospectus, such as the conflicts of interest section, discussing in greater detail the circumstances under which you may enter into a business combination with an affiliated entity. We may have further comment.

Proposed Business, page 29

15. We note your response to comment 17 of our letter dated April 7, 2006. We reissue the comment. Please revise to include your supplemental response to prior comment 28 of our letter dated February 28, 2006. The full understanding of the insiders is material to investors as they are investing in an idea and not an actual operating business.

16. We note your response to comment 19 of our letter dated April 7, 2006. Your disclosure does not reconcile with your prior response. You responded to comment 29 of our letter dated February 28, 2006 that you "will focus on business combinations with early state development companies." Please clarify if you no longer plan to "focus on business combinations with early state development companies."

17.   We note your response to comment 20 of our letter dated April 7, 2006. That response does not reconcile with your response to comment seven which notes that a benefit if a shell company is that it can help companies that does not have substantial revenues and/or profitability. Please revise to clarify if the companies that lack revenues or profitability will also not be early stage companies. Also, since you are not precluded from acquiring an "early stage company," the risk associated with acquiring one still exists.

Principal Stockholders, page 48

18.   We reissue prior comment 23 of our letter dated April 7, 2006. Instruction 1 to Item 403 of Regulation S-B requires inclusion of common stock that the shareholder has the right to acquire within 60 days. Since the shares to be issued to Fortissimo Capital Fund will be issued concurrently with the IPO, these shares should be included in the beneficial ownership table.

SEC Position on Rule 144 Sales, page 54

19.   We note your response to comment 24 of our letter dated April 7, 2006 and we reissue the prior comment. We disagree with the supplemental analysis that the Ken Worm letter relates only to shares acquired prior to the consummation of the issuer's initial public offering. Please revise the disclosure accordingly. Revise the plan of operations section for the selling shareholder as well.

20.   Furthermore, we note your response to comment 24 of our letter dated April 7, 2006 that the Insider Units "are being purchased simultaneously with the consummation of this offering ... and are not pre-IPO securities." In light of your supplemental response, it appears that these Insider Units are not a completed private placement and therefore would not be included in the resale registration statement, since it was not a completed private placement at the time the initial registration statement was filed. Please advise.

Financial Statements
Note 2 – Proposed Public Offering, page F-8

21.   We direct your attention to comment 25 of our letter dated April 7, 2006. Please clarify whether the estimated volatility of 51% was calculated from the average volatilities of the similar public companies as discussed in paragraph A22 of SFAS 123R, or whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. Also, tell us whether you calculated volatility for the representative companies using the period of time equal in length to the term of the option through the balance sheet date or other date, to the extent of the companies' operating

histories. Also, tell us whether you calculated volatility using daily historical prices or some other interval. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility. Please expand the discussion of the option in MD&A to disclose your basis for the estimate of expected volatility.

Selling Shareholder Cover Page, page A-1

22. We note your response to comment 29 of our letter dated April 7, 2006 and reissue the comment. Please revise the table to reflect the current ownership of the selling stockholder – the unity. The current disclosure is confusing and should be clear and consistent with the cover page.

23. Reconcile the disclosure regarding the control person(s) of Fortissimo Capital Fund on page A-2 with the disclosure in the beneficial ownership table on page 47. It appears the officers and directors of Fortissimo Acquisition Capital are the beneficial owners of the shares held by Fortissimo Acquisition Capital and therefore would be the control persons included in the footnote to the table on page A-2. Please advise.

Part II, page II-1
Recent Sales of Unregistered Securities, page II-3

24. We reissue comment 34 of our letter dated April 7, 2006. Disclose in the registration statement the consideration Mr. Seroussi paid for the shares in January 2006. Disclose the facts supporting the reliance upon Section 4(1) and provide an analysis as to the availability of Rule 144. We may have further comment.

25. We reissue comment 35 of our letter dated April 7, 2006. Please include your analysis in the registration statement.

Exhibits

26. We note your response to comment 37 of our letter dated April 7, 2006 and reissue the comment. Please revise to include your supplemental response in the prospectus. Please revise the prospectus to clarify form a legal analysis if the provisions can be amended and if so, the basis for such possibility. Also, disclose in the prospectus if the company views the business combination procedures, as stated in the certificate of incorporation, as obligations to investors that the company will not propose to amend. If not, disclose the extent of the authority and the circumstances that would lead to an amendment of the certificate of incorporation.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

Pamela Howell

for

John Reynolds
Assistant Director

cc: Brian B. Margolis, Esq.
Fax: (212) 969-2900